SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

The Warnaco Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

934390402

(CUSIP Number)

June 18, 2003

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 934390402
1	NAMES OF REPORTING PERSONS: Bank of America Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b)
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) less than 5% (closing filing)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

Item 1(a) Name of Issuer:

The Warnaco Group, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

90 Park Avenue

New York, NY 10016

Item 2(a) Name of Person Filing:

Bank of America Corporation

Item 2(b) Address of Principal Business Office or, if none, Residence:

Bank of America Corporation

100 North Tryon Street

Charlotte, North Carolina 28255

Item 2(c) Citizenship:

United States

Item 2(d) Title of Class of Securities:

Common Stock

Item 2(e) CUSIP Number:

934390402

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  [ ] Broker or Dealer registered under Section 15 of the Act
                  [ ] Bank as defined in section 3(a) (6) of the Act
                  [ ] Insurance Company as defined in section 3(a) (19) of the Act
                  [ ] Investment Company registered under section 8 of the Investment Company Act
                  [ ] Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)
                  [ ] An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)
                  [ ] Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)
                  [ ] A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act
                  [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
                  [ ] Group, in accordance with Section 240.13d-1(b)(ii)(J)
  Ownership

  With respect to the beneficial ownership of each reporting person, see Items 5 through 8 of the cover pages to this Schedule 13G applicable to each such person which are incorporated herein by reference.

  Ownership of Five Percent or Less of a Class

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

  Ownership of More than Five Percent on Behalf of Another Person

  Not applicable.

  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

  Not applicable.

  Identification and Classification of Members of the Group

  Not applicable.

  Notice of Dissolution of Group

  Not applicable.

  Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2003

BANK OF AMERICA CORPORATION

By: /s/ Charles F. Bowman

Charles F. Bowman

Senior Vice President